SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 4, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

CGI-AMS and Commonwealth of Virginia Sign Five-Year, US$65 Million Contract Renewal to Sustain eVA Procurement Portal

Government e-Purchasing Remains Smart, Efficient, Cost-Effective

Fairfax, Virginia, October 4, 2006 – CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (TSX: GIB.A; NYSE: GIB), today announced it has received a five-year, US$65 million contract renewal for hosting and application maintenance and operations for the Commonwealth of Virginia’s eVA procurement portal solution.

eVA is one of the most comprehensive web-based procurement platforms in the country. Since 2001, the Commonwealth has used eVA to process over a million orders to buy US$10 billion in goods and services for state programs. The state partnered with CGI-AMS to design and implement the award winning tool to buy goods and services easier, faster, and at best value from a single online source.

“The ability of the Commonwealth to leverage technology solutions that help make state and local government more efficient while saving taxpayer money is key to serving our citizens more effectively,” said Governor Timothy M. Kaine, Commonwealth of Virginia. “The success of our eVA procurement system is a direct result of our talented, dedicated team, and a strong commitment from our partner CGI-AMS. Whether it is a small, disadvantaged business or a multinational corporation, eVA makes doing business with the Commonwealth very efficient and productive.”

“CGI-AMS government experts are leaders in providing strategic procurement services and solutions to government, and eVA is a terrific example of this,” said Donna Morea, President of CGI-AMS. “This is what we do best: we enable government to conduct its business more efficiently and with better results.”

Prior to 2001, more than 171 Commonwealth agencies, institutions and other public bodies used a variety of desktop applications, automated purchasing systems and manual processes to procure a variety of goods and services. Such a patchwork of systems did not allow the sharing of information, promote cooperative procurement, or allow the Commonwealth to leverage its buying power to obtain the best value for the dollars it spent.

Offered as a hosted service, eVA was designed and implemented by CGI-AMS as a web-based government-to-business eProcurement platform capable of managing the unique needs of the diverse agencies and vendors doing business. eVA reduces costs and streamlines the Commonwealth’s purchasing process by funneling procurement activities through a single, secure electronic portal and is powered by Ariba Buyer and CGI-AMS’s AMS Advantage® Procurement.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI Group Inc. is one of the largest independent information technology (IT) and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the U.S., Europe and Asia Pacific as well as from centers of excellence in Canada and the U.S., Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was $13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information.

These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Investors

Lorne Gorber

Vice-President, Global Communications and

Investor Relations

lorne.gorber@cgi.com

(514) 841-3355

Media

Philippe Beauregard

Director, Public Affairs

philippe.beauregard@cgi.com

(514) 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: October 4, 2006	By /s/ David G. Masse
Name:	David G. Masse
Title:	Assistant Corporate Secretary